UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Midwest Holding Inc.

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

59833J206

(CUSIP Number)

A. Michael Salem
1075 Old Post Road
Bedford, New York 10506
(402) 489-8266

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833J206

1	NAME OF REPORTING PERSON

A. Michael Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF and PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		278,049 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		74,425
PERSON WITH	9	SOLE DISPOSITIVE POWER

278,049 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,474 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 74,751 shares underlying vested outstanding stock options.

(2) Based on 3,737,564 shares of Voting Common Stock of Midwest Holdings Inc. (the “Issuer”) outstanding as of March 24, 2022 as reported in the Issuer’s Annual Reporting on Form 10-K filed with the Securities and Exchange Commission (“SEC”).

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CUSIP No. 59833J206

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 (c) is hereby amended and restated to read as follows:

(c) Mr. Salem’s principal occupation is serving as Managing Member of AMS Advisors LLC (“AMS Advisors”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following.

The Reporting Person may be deemed the beneficial owner of 74,751 shares underlying vested outstanding stock options to purchase shares of Common Stock at $41.25 per share, that the Reporting Person had received pursuant to the Issuer’s 2020 Long-Term Incentive plan.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

On April 8, 2022, A. Michael Salem and AMS Advisors (together, the “AMS Group”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to nominate Kevin Martin Sheehan to the Board of Directors (the “Board”) at the Issuer’s upcoming 2022 annual meeting of shareholders (the “2022 Annual Meeting”).

Pursuant to the Cooperation Agreement, the AMS Group is subject to certain customary standstill and voting commitments from the date of the Cooperation Agreement until the earlier of (a) the date of the conclusion of the Company’s 2023 annual meeting of stockholders and (b) December 31, 2023 (the “Standstill Period”). During the Standstill Period, the AMS Group has agreed to, among other things, direct any member of the AMS Group to vote at the 2022 Annual Meeting and at any annual meeting or special meeting during the term of the Cooperation Agreement (a) in favor of all directors nominated by the Board for election, (b) against any nominees that are not nominated by the Board for election, (c) in favor on the “Say on Pay” proposal, and (d) in favor of the ratification of the Issuer’s independent auditor.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)       The Reporting Person indirectly beneficially owns 352,474 shares of Common Stock. Of that amount, (i) 278,049 of the shares are indirectly owned by the Reporting Person through AMS Advisors, including 74,751 shares underlying vested outstanding stock options and (ii) the Reporting Person indirectly holds shared voting rights with respect to 74,425 shares of Common Stock subject to a proxy which is described in Item 6 of the Schedule 13D filed with the SEC on January 5, 2021. The 352,474 shares of Common Stock beneficially owned by the Reporting Person represents approximately 9.4% of the outstanding Common Stock based on 3,737,564 shares of Common Stock of the Issuer outstanding as of March 24, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 25, 2022.

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CUSIP No. 59833J206

(b)       The Reporting Person has the sole power to vote and dispose of the 278,049 shares of Common Stock he beneficially owns. The Reporting Person indirectly holds shared voting power over 74,425 shares of Common Stock (defined as the Proxy Shares and described in Item #6 of the Schedule 13D filed on January 5, 2021.

(c)       The Reporting Person has not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Amendment No. 1.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On April 8, 2022, the AMS Group and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

99.1       Cooperation Agreement, dated as of April 8, 2022, by and among A. Michael Salem, AMS Advisors LLC and Midwest Holding Inc. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2022).

[Signature Page Follows]

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CUSIP No. 59833J206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2022	A. MICHAEL SALEM

/s/ A. Michael Salem

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